Exhibit 99.1
Caesarstone Provides Business Updates

- As Part of its Strategic Plan that Includes Optimization of Production Sources,
Announces Closure of Its Manufacturing Facility in Richmond Hill -

- Reports on a Decision by the Australian Governmental Bodies Regarding
Engineered Stone -

MP MENASHE, Israel – December 13, 2023 - Caesarstone Ltd. (NASDAQ: CSTE), a leading developer and manufacturer of high-quality engineered surfaces, today provided an update on the closure of its manufacturing facility located in Richmond Hill, Georgia and an update on the Australian market.

Richmond Hill Update

Consistent with the Company’s restructuring plan initiated in mid-2023, today the Company announced the closure of its Richmond Hill manufacturing facility, effective mid-January 2024. This decision is expected to contribute savings of approximately $20 million annually by optimizing its manufacturing footprint.

Yos Shiran, Chief Executive Officer of Caesarstone, commented, “Our manufacturing network has been undergoing restructuring since earlier this year with the focus of optimizing our global production footprint. This transition will allow us to better serve our customers’ needs, streamline our operations and improve our overall competitiveness. This is part of the strategic plan we are implementing to focus on product innovation, investment in our brand, improve our go to market strategy and better position Caesarstone for long-term profitable growth in the years to come. I would like to thank the Richmond-Hill Community, Bryan County, the Georgia Government and all our valued employees and business partners there for their work and support over the years”

In connection with the facility closure, the Company expects to incur restructuring expenses and a one-time non-cash impairment charge totaling $45 million to $55 million during the fourth quarter of 2023. The Company estimates total cash costs will be in the amount of $3 million to $5 million related to operations, through 2024. Caesarstone expects annualized cash savings of approximately $20 million with the effect commencing during 2024, in addition to exploring opportunities to monetize the asset in the future.

The estimates of the impairment and expenditures that the Company expects to incur in connection with the closure, and the timing thereof, are subject to a number of assumptions and actual amounts may differ materially from estimates.

Australian Market Update

On December 13, 2023, Australian federal, state and territory governments announced a joint decision to ban the use, supply and manufacture of engineered stone slabs containing crystalline silica (including our quartz-based products) in Australia. Subject to the formal adoption of the legislation and regulations, the ban will go into effect on July 1, 2024 in most Australian states and territories.

The Company notes that the safety of Caesarstone’s installed products to its end consumer was never an issue, and the products are safe to fabricate under safe working practices. While the Company disagrees with this decision, believes that the focus should be aimed at improving occupational health and safety, and has communicated its position to Australian governments, it is taking the necessary steps to ensure supply of alternative materials to its Australian customers in line with its high standards. This process is expected to negatively impact the Company's sales in the near-term in the Australian market, which accounted for approximately 18% of revenue in the nine months ended September 2023.

Yos Shiran, added “The Caesarstone brand is well known in Australia and its products have earned tremendous success over the years. We are already taking steps to supply our Australian market with alternative products while maintaining our strong market presence.”

About Caesarstone

Caesarstone is a global leader of premium surfaces, specializing in countertops that create dynamic spaces of inspiration in the heart of the home. Established in 1987, its multi-material portfolio of over 100 colors combines the company’s innovative technology with its powerful design passion. Spearheading high-quality, sustainable surfaces, Caesarstone delivers functional resilience with timeless beauty, for a vast range of applications, including kitchen countertops, bathroom vanities, and more, for indoor and outdoor spaces.

Since it pioneered quartz countertops over thirty years ago, the brand has expanded into porcelain and natural stone and is on the ground in more than 50 countries worldwide while enhancing customer experience through the expansion of groundbreaking digital platforms & services. More information on Caesarstone: caesarstoneus.com, Facebook, Twitter, YouTube, Pinterest, and Instagram

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “goals," “intend,” “seek,” “anticipate,” “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict, project or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include statements regarding the Company’s sustainability goals and plans, intentions, expectations, assumptions, goals and beliefs regarding the Company’s business and sustainability vision. These forward-looking statements also may relate to the Company's plans, objectives and expectations for future operations, including estimations relating to the restructuring plan, the closure of the Sdot Yam Facility, the estimated closure costs and the estimated potential savings relating to the facility closure, the ability to sublease all or part of the facility covered by the long-term non-cancellable lease agreement, the impact of the COVID-19 pandemic and mitigation measures in connection thereto, and expectations of the results of the Company’s business optimization initiatives. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties, both known or unknown. These factors include, but are not limited to: the implementation of the proposed restructuring plan, the closure of the Sdot Yam Facility and Richmond Hill facilities, the estimated closure costs and ability to realize potential savings relating to the closure, the ability to effectively manage through transitions in the Australian market, the ability to sublease all or part of the facility covered by the long-term non-cancellable lease agreement, the impact of the COVID-19 pandemic on end-consumers, the effects of global economy and geo-politics on the Company’s business and operations; managing constraints in the global supply chain, raw material shortages, increased prices and effects of challenges in global shipping and transportation; Company’s ability to pass all or some of these increases to its customers;  the strength of the home renovation and construction sectors; intense competitive pressures; disruptions to our information technology systems globally, including by deliberate cyber-attacks; the degree of the Company’s ability to develop, produce and deliver high quality and safe products; fluctuations in currency exchange rates against the U.S. Dollar; Company’s ability to raise funds to finance our current and future capital needs; Company’s ability to build-out and expand into certain markets and successfully integrate our acquisitions; the Company’s ability to effective manage its relationship with key suppliers; the outcome of silicosis and other bodily injury claims; regulatory requirements relating to hazards associated with our operations and products; efficiently manufacturing our products and managing changes in production and supply chain; economic conditions within any of our key existing markets; the success of our expansion efforts in the United States; the extent of the Company’s ability to meet its ESG goals and targets, management of GHG and other emissions; the impacts of conditions in Israel, such as negative economic, labor or geopolitical events; the unpredictability of seasonal fluctuations in revenues; disturbances to the Company’s operations or the operations of its suppliers, distributors, customers or other third parties and other factors, risks and uncertainties discussed under the sections "Risk Factors" and “Special Note Regarding Forward-Looking Statements and Risk Factor Summary” in our most recent annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 15, 2023, and in other documents filed by Caesarstone with the SEC, which are available free of charge at www.sec.gov. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Further, the estimates of the charges and expenditures that the Company expects to incur in connection with the restructuring plan and facility closure and the timing thereof, are subject to a number of assumptions, and actual amounts may differ materially from estimates. In addition, the Company may incur other charges or cash expenditures not currently contemplated due to unanticipated events that may occur, including in connection with the implementation of the restructuring plan and facility closure.

Investor Relations:

ICR, Inc. - Rodny Nacier
CSTE@icrinc.com
+1 (646) 200-8870